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                                                              EXHIBIT 4(b)(1)(A)

                 AMENDMENT TO THE OPTICAL SECURITY GROUP, INC.
                        NONQUALIFIED STOCK OPTION PLAN

                      (EFFECTIVE AS OF SEPTEMBER 1, 1997)


     Effective September 1, 1997 (the "Effective Date"), the Nonqualified Stock Option Plan (the "Plan") shall be amended as follows:

          1.  Section 2 shall be amended to add a new subsection (h) as follows:

          (h) "Transferee" means a transferee of an Option transferred pursuant to Section 6(e)(ii).

          2. Section 6(e) of the Plan is deleted in its entirety and replaced with the following:

          (e)  Transferability of Options.
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               (i) Unless the agreement evidencing the Option specifically provides that the Option may be transferable as provided in subsection (ii) below, an Option granted hereunder shall be transferable or assignable by any Optionee, only by will or by the laws of descent and distribution and shall be exercisable, during the Optionee's lifetime, only by him.

               (ii) Provided that the agreement evidencing the Option specifically provides that the Option may be transferred as provided in this subsection (ii), an Optionee may transfer his Option to members of his immediate family or a trust, the sole beneficiaries of which are members of his immediate family, provided that the Optionee does not receive any consideration for such transfer. "Immediate family" includes an Optionee's children, grandchildren, and spouse. Such right to transfer an Option pursuant to this subsection (ii) shall terminate upon the death of the Optionee.

               (iii) Any Option transferred pursuant to subsection (ii) above shall continue to be subject to the same terms and conditions that were applicable to such Option immediately prior to such transfer except that such Option shall not be further transferable or exercisable by the Transferee other than by will or the laws of descent and distribution. A Transferee by acceptance of the Option agrees to be bound by the terms of the Plan and the Stock Option Agreement pursuant to which the Option was granted. Except as limited in this subsection (iii), a Transferee shall have the same rights, duties, and obligations as an Optionee.
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          (iv)  The Committee shall have full and final authority in its discretion to grant Options which may be transferred pursuant to subsection
     (ii) above and to amend Options granted prior to September 1, 1997, the effective date of this provision, to provide that such Options may be transferred pursuant to subsection (ii) above. Any such amendment to existing Options must be in writing.

          (v) No Option shall be pledged or hypothecated in any way and no Option shall be subject to execution, attachment, or similar process except with the express consent of the Committee.

     3. Except as provided above, the Plan shall remain in full force and effect.

     The secretary of the Company, duly certifies that this Amendment was adopted by the board of directors on June 16, 1997.

                                   OPTICAL SECURITY GROUP, INC.


                                   By:_______________________________
                                      Catherine M. Gotwalt, Secretary

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